Filed Pursuant to Rule 424(b)(3)
File No. 333-140842

CORPORATE PROPERTY ASSOCIATES 17 — GLOBAL INCORPORATED

Prospectus Supplement No. 3 Dated March 16, 2009
To Prospectus Dated December 22, 2008

This prospectus supplement (the “Prospectus Supplement”) is part of, and should be read in conjunction with, the prospectus of Corporate Property Associates 17 — Global Incorporated, dated December 22, 2008 (as amended or supplemented, the “Prospectus”). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Corporate Property Associates 17 — Global Incorporated upon request.

RECENT DEVELOPMENTS

Our Offering and Issuances through our Distribution Reinvestment and Stock Purchase Plan

As detailed in the Prospectus, we are offering up to $2,475,000,000 in shares of our common stock, including $475,000,000 in shares of common stock through our distribution reinvestment plan. As of March 13, 2009, we have issued a total of 39,994,150 shares of our common stock in connection with our offering, raising aggregate gross proceeds of $399,599,570. Of these amounts, $43,031,040 has been raised since January 22, 2009, the most recent date available at the time of the filing of Prospectus Supplement No. 2. As of March 13, 2009, we have also issued a total of 509,245 shares ($4,837,830) pursuant to our distribution reinvestment plan.

Acquisitions of Properties

The New York Times Company

Acquisition

On March 6, 2009, an entity in which we, CPA®:16-Global, and W. P. Carey own 55%, 27.25%, and 17.75% interests, respectively, completed a sale-leaseback transaction with respect to a portion of the leasehold condominium interest encompassing approximately 750,000 rentable square feet in the office headquarters of The New York Times Company (“The Times’’) in New York, NY. The entity acquired leasehold title to this interest from, and entered into a net lease agreement with, NYT Real Estate Company LLC (“NYT”), a subsidiary of The Times.

Purchase Terms

The total cost of acquiring the property, including the acquisition fee payable to CAM, was approximately $233,720,223, of which our share is approximately $129,581,152. We funded our portion of the purchase price with proceeds from our ongoing public offering. The jointly owned entity did not obtain debt financing for the transaction. We and CPA®:16-Global paid at closing an acquisition fee of approximately $4,844,568 to CAM, of which our share is approximately $3,239,529. CAM is also expected to receive from us and CPA®:16-Global a deferred acquisition fee in the total amount of approximately $3,875,654, of which our share is approximately $2,591,623. This deferred fee is payable in equal annual installments over each of the next three years, but is contingent upon our achieving the 5% preferred return rate.

Description of the Lease

The property is leased to NYT by the jointly owned entity under a net lease. The Times has guaranteed NYT’s obligations under the lease. The lease has an initial term of 15 years and provides NYT with one 10-year renewal option and two additional five-year renewal options. In the 10th year of the initial term of the lease, NYT has an option to purchase the leasehold title interest for approximately $250,000,000. The initial annual rent under the lease is approximately $24,187,500, of which our share is approximately $13,303,125. Additionally, the lease provides for stated annual rent increases of 1.5% for the initial term, and formula rent increases for any renewal terms.

Description of The New York Times Company

The Times has advised us that it is a leading media company, which owns and manages major newspapers such as The New York Times, the International Herald Tribune, and The Boston Globe, along with 16 other daily newspapers; a radio station, WQXR-FM; and more than 50 websites.

Financing Activity

Berry Plastics Corporation

Description of Financing

In January 2008, in connection with the acquisition of the Berry Plastics properties in December 2007, a venture jointly owned by us and CPA®:16-Global obtained non-recourse mortgage financing of $39,400,000, of which our share was $19,700,000, with a fixed annual interest rate and term of 6.6% and 10 years, respectively, and a 30-year amortization period. In February 2009, the venture purchased the existing $39,400,000 non-recourse mortgage from the lender at a discount, paying $32,500,000, and simultaneously obtained new non-recourse mortgage financing of approximately $29,000,000, of which our share is $14,500,000. The new non-recourse mortgage has an annual interest rate of LIBOR plus 5%, with a minimum rate of 6% and a maximum rate of 10%. This financing has a term of three years, with two one-year extensions.